Exhibit 99(a)(3)

Form of Letter to Eligible Employees

February 5, 2004

Dear                     ,

As you know, severe economic conditions have impacted our performance significantly the past three years, and that factor, combined with Wall Street’s lack of recognition for micro cap manufacturing companies, has pushed our stock price to historically low levels in fiscal 2003. While the economy is beginning to improve, the same may not be necessarily the case with the valuation of small companies such as ours.

In assessing this environment and its impact on our stock price, the board determined to authorize the company to offer you an opportunity to sell your outstanding stock options to the company. As a result, we are offering to purchase shares of our common stock underlying stock options granted to you at the following prices: (i) $0.75 per share issuable pursuant to              stock options granted with exercise prices of $2.93 per share; (ii) $0.35 per share issuable pursuant to              stock options granted with exercise prices of $4.38 per share; and (iii) $0.25 per share issuable pursuant to              stock options granted with exercise prices of $4.83 per share. This offer will be open beginning today until 5:00 p.m., Eastern Time on Friday, March 5, 2004.

Importantly, the choice as to whether you want to participate in the offer is entirely voluntary. Before you make your decision as to whether or not you wish to participate in the offer, you should read the enclosed formal Offer to Purchase, along with the Letter of Transmittal instructing you on how you can tender your stock options, and other related materials. Should you have any questions about any of the enclosures or this offer, contact Ellis Jackson at 864-239-3902. Also, note that any election you make with respect to any of your stock options in the offer will be made for all of your stock options (that is, if you tender any of your stock options, with any exercise price, you must tender all of your stock options at all exercise prices), whether vested or unvested, withholdings will be made as required, and this repurchase plan is being formally filed with the SEC.

Sincerely,

Michael L. Fulbright

Chairman, President and

Chief Executive Officer

This letter, by itself, is NOT an offer to purchase your stock options. We have enclosed with this letter a “Schedule TO” and related exhibits, including an Offer to Purchase and a Letter of Transmittal, which are being filed with the SEC. You are strongly encouraged to read the “Schedule TO” and related exhibits, as they contain important information about the offer. The “Schedule TO” and related exhibits are being delivered to all employees eligible to participate in the offer free of charge, and are also available, free of charge, at the SEC’s web site, www.sec.gov.